NEW GOLD DEPOSIT EMERGING AT GOLD STANDARD VENTURES’ RAILROAD-PINION PROJECT IN NEVADA’S CARLIN TREND

Hole DX18-06 into Dixie Target discovers new higher-grade zone of 67.1m of 1.05 g Au/t including 13.7m of 1.63 g Au/t; resembles North Dark Star

June 13, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results from seven reverse-circulation (“RC”) drill holes at the Dixie Target on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. This is the first systematic drilling ever undertaken at Dixie which lies approximately four km south of the Dark Star Deposit and within the highly prospective north-striking Dark Star Corridor (refer to Dixie plan and section maps at the following link https://goldstandardv.com/lp/dixie-June2018-drill-maps/)

Jonathan Awde, CEO and Director of Gold Standard commented: “We are very excited by the potential for a significant deposit at Dixie. This target was known historically but the geology was misunderstood at the time. Our technical team recognizes that Dixie has many similarities to the high-grade deposit at North Dark Star, including the same host rock and structural setting that we have learned to value in our five years of intensive exploration at Railroad-Pinion. The key favorable features appear to exist along Dixie’s 2000 meters of known strike length and potentially along the entire 12 km. length of the Dark Star corridor, which would be a major development. With just under $40 million in our treasury, we have lots of room to pursue this and other opportunities in the district.”

Success at Dixie is in addition to recent developments at Jasperoid Wash where Gold Standard drilled its first hole in 2017 and expects to report a maiden resource estimate by the end of 2018, just 14 months later.

This year’s first seven holes at Dixie are a portion of Gold Standard’s US$25.8 million development and exploration program which includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). One of the objectives of the 2018 drilling was to test new targets west and south of Dixie where favorable Pennsylvanian-Permian (“Penn-Perm”) carbonate rocks are altered, folded and crosscut by dike-filled faults. These geological patterns at Dixie are reminiscent of those documented at Dark Star.

Based on previous drilling, gold mineralization at Dixie extends for approximately 2,000m (north-south) by 450m (east-west) and remains open in multiple directions. Two new RC holes west of the original Dixie prospect have intersected thick zones of gold mineralization hosted in pervasively altered and variably oxidized debris flow conglomerate and calcarenite--the same host section as the Dark Star deposit. DX18-06 intersected 67.1m of 1.05 g Au/t, including 13.7m of 1.63 g Au/t and 9.1m of 2.30 g Au/t; and DX18-07 intersected 33.5m of 0.65 g Au/t, including 3.0m of 2.25 g Au/t and 3.0m of 1.08 g Au/t and a second intercept of 51.8m of 0.28 g Au/t. These are the thickest and highest-grade intercepts drilled to date at Dixie, once again confirming the host potential of the Penn-Perm carbonate rocks and the abundance of exploration opportunities in the Railroad District.

Key Highlights from Dixie:

•	DX18-06 intersected 67.1m of 1.05 g Au/t, including 13.7m of 1.63 g Au/t and 9.1m of 2.30 g Au/t. Mineralization is hosted within favorable Penn-Perm debris flow conglomerate and calcarenite where these units are crosscut by quartz-feldspar porphyry dikes and sills that occupy north-striking faults. Gold mineralization begins within 75m of the surface.

•	DX18-07, located 100m south of DX18-06, intersected 33.5m of 0.65 g Au/t, including 3.0m of 2.25 g Au/t and 3.0m of 1.08 g Au/t, and a lower intercept of 51.8m of 0.28 g Au/t. These intercepts are hosted in the Penn-Perm debris flow conglomerate.

•	DX18-05, located 230m west of DX18-07, intersected 24.4m of 0.18 g Au/t up dip from DX18-07. Mineralization occurs along the brecciated contact between the Penn-Perm debris flow conglomerate and the lower calcareous sandstone unit. The brecciated nature of the DX18-05 intercept, and its spacing from DX18-07, leaves room for additional exploration potential and possibly higher grades up dip across the Dixie portion of the larger Dark Star Corridor.

•	The geologic setting of the intercepts in DX18-06 and DX18-07 is similar to that of North Dark Star and other footwall deposits on the Carlin Trend, i.e., stratabound zones in carbonate rocks along small displacement faults, in the footwall of large displacement, corridor bounding faults. This new geologic interpretation suggests that this target may be present all along the 2,000m strike length of the Dixie prospect and is also largely untested along the entire 12 km. length of the Dark Star corridor. This gives new life to the Dark Star Corridor and the surrounding Penn-Perm rocks that are prevalent in the recently-acquired lands south of Railroad where further similar structural settings are present in undrilled and untested zones that have been identified by surface mapping, sampling, and geophysics.

•	Initial AuCN results indicate the intercepts in both DX18-06 and DX18-07 are comprised of mixed zones of oxide and reduced mineralization. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >70% are indicative of an oxide deposit.

Dixie drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DX18-01	RC		-90	481.6	No assays >0.14 g Au/t
DX18-02	RC	225	-55	426.7	No assays >0.14 g Au/t
DX18-03	RC	90	-50	449.6	243.9-245.4	1.5	1.69
DX18-04	RC	90	-70	461.8	No assays >0.14 g Au/t
DX18-05	RC	90	-60	463.3	230.2-254.6	24.4	0.18
DX18-06	RC	90	-75	422.1	73.1-89.9	16.8	0.48
					111.3-128.0	16.8	0.41
					147.8-214.9	67.1	1.05
					152.4-166.1	13.7	1.63
					181.4-190.5	9.1	2.30
					221.0-250.0	29.0	0.40
DX18-07	RC	90	-80	426.7	112.8-115.8	3.1	0.29
					129.5-132.6	3.1	0.28
					152.4-167.6	15.2	0.77
				Including	153.9-157.0	3.1	1.63
				Including	160.0-163.1	3.1	1.39
					170.7-204.2	33.5	0.65
				Including	172.2-175.3	3.1	2.25
				Including	190.5-193.5	3.1	1.08
					228.6-280.4	51.8	0.28

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Michael Harp, Gold Standard’s Project Geologist at Dixie commented: “Continued success in the Penn-Perm rocks illustrates the elevated exploration potential across the southern property acquisition completed in 2017. The thick intercepts in DX18-06 and DX18-07 at Dixie illustrate that Dark Star-like intercepts are possible anywhere Penn-Perm rocks have been exposed to structural preparation and mineralizing fluids within the dike-filled corridor. The new geologic interpretation is being applied at Dixie to hone in on higher-grade mineralization and to expand this zone. Continued success at Dixie and the thick, plus 1-gram intercepts shows Dixie as a high priority target worth advancing toward a maiden resource.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com